Exhibit 99.1

Vision Marine Technologies Inc.

Condensed Interim Consolidated Financial Statements

For the Three-Month Periods Ended November 30, 2022 and November 30, 2021

(Unaudited)

Vision Marine Technologies Inc.

Consolidated statements of financial position

(Unaudited)

	As at November 30, 2022	As at August 31, 2022
	$	$
Assets
Current
Cash	1,654,898	5,824,716
Trade and other receivables [note 3]	304,901	472,548
Inventories [note 4]	2,634,405	2,093,776
Prepaid expenses	1,131,462	2,472,301
Grants and investment tax credits receivable	681,663	681,663
Share subscription receivable [note 14]	39,200	39,200
Advances to related parties [note 14]	17,380	16,736
Total current assets	6,463,909	11,600,940
Debentures [note 5]	2,637,000	2,435,000
Right-of-use assets [note 6]	2,350,988	2,261,100
Property and equipment [note 7]	2,340,012	2,218,982
Intangibles [note 8]	1,085,037	1,112,670
Goodwill [note 8]	9,711,697	9,352,640
Other financial assets	108,332	118,877
Total assets	24,696,975	29,100,209

Liabilities and shareholders’ equity
Current
Credit facility [note 9]	110,000	-
Trade and other payables [notes 10 & 14]	2,409,035	1,030,331
Income tax payable	12,162	3,188
Contract liabilities [note 11]	1,026,683	1,029,318
Current portion of lease liabilities [note 12]	581,405	561,168
Current portion of long-term debt [note 13]	74,002	72,090
Other financial liabilities	165,652	177,834
Total current liabilities	4,378,939	2,873,929
Lease liabilities [note 12]	1,941,616	1,854,381
Long-term debt [note 13]	136,067	155,259
Deferred income taxes	188,044	188,044
Total liabilities	6,644,666	5,071,613

Shareholders’ equity
Capital stock [note 15]	43,582,805	43,441,591
Contributed surplus [note 16]	10,873,764	10,560,886
Accumulated other comprehensive income	1,053,733	697,671
Deficit	(37,457,993)	(30,671,552)
Total shareholders’ equity	18,052,309	24,028,596
	24,696,975	29,100,209

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of changes in equity (deficit)

(Unaudited)

For the three months ended November 30,

					Accumulated
					other
			Contributed		comprehensive
	Capital stock		surplus	Deficit	income	Total
	Units	$	$	$	$	$
Shareholders’ equity as at August 31, 2021	8,324,861	42,834,982	7,861,405	(17,559,766)	388,566	33,525,187
Total comprehensive loss	-	-	-	(3,427,577)	115,952	(3,311,625)
Share-based compensation [note 16]	-	-	1,594,297	-	-	1,594,297
Shareholders’ equity as at November 30, 2021	8,324,861	42,834,982	9,455,702	(20,987,343)	504,518	31,807,859

Shareholders’ equity as at August 31, 2022	8,417,923	43,441,591	10,560,886	(30,671,552)	697,671	24,028,596
Total comprehensive loss	-	-	-	(6,786,441)	356,062	(6,430,379)
Share issuance	21,362	141,214	-	-	-	141,214
Share-based compensation [note 16]	-		312,878	-	-	312,878
Shareholders’ equity as at November 30, 2022	8,439,285	43,582,805	10,873,764	(37,457,993)	1,053,733	18,052,309

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of comprehensive loss

(Unaudited)

For the three months ended November 30,

	2022	2021
	$	$
Revenues [note 17]	1,399,760	1,206,851
Cost of sales [note 4]	1,075,484	684,310
Cost of sales - E-Motion [note 17]	220,000	-
Gross profit	104,276	522,541

Expenses
Research and development [note 18]	3,687,197	(81,136)
Office salaries and benefits	839,731	687,521
Selling and marketing expenses	642,078	558,717
Professional fees	860,585	847,280
Office and general	710,415	430,098
Share-based compensation [note 16]	312,878	1,594,297
Depreciation	91,744	61,873
Net finance income [note 19]	(231,529)	(157,544)
Other income	(32,382)	(26,460)
	6,880,717	3,914,646

Loss before tax	(6,776,441)	(3,392,105)
Income taxes
Current tax expense	10,000	34,780
Deferred tax expense	-	692
	10,000	35,472
Net loss for the period	(6,786,441)	(3,427,577)

Items of comprehensive income that will be subsequently reclassified to earnings:
Foreign currency translation differences for foreign operations, net of tax	356,062	115,952
Other comprehensive income, net of tax	356,062	115,952
Total comprehensive loss for the period, net of tax	(6,430,379)	(3,311,625)

Weighted average shares outstanding	8,430,080	8,324,832
Basic and diluted loss per share	(0.81)	(0.41)

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of cash flows

(Unaudited)

Three months ended November 30,

	2022	2021
	$	$
Operating activities
Net loss	(6,786,441)	(3,427,577)
Depreciation	266,670	234,998
Accretion on long-term debt and lease liability	39,156	37,379
Share-based compensation – options and warrants	312,878	1,594,297
Shares issued for services	122,503	—
Loss on debentures	(202,000)	70,000
Income tax expense	10,000	35,472
Income tax recovered	-	10,664
Gain on disposal of property and equipment	(39,346)	-
Gain on lease termination	(44,570)	(187)
Effect of exchange rate fluctuation	58,559	(5,253)
	(6,262,591)	(1,450,207)
Net change in non-cash working capital items
Trade and other receivables	167,647	(181,626)
Inventories	(540,629)	(798,081)
Grants and investment tax credits receivable	-	(384,513)
Other financial assets	10,545	(84,294)
Prepaid expenses	1,340,839	(491,291)
Trade and other payables	1,348,316	(28,791)
Contract liabilities	(2,634)	(72,478)
Other financial liabilities	(12,182)	(15,156)
Cash used in operating activities	(3,950,689)	(3,506,437)

Investing activities
Additions to property and equipment	(343,786)	(131,836)
Proceeds from the disposal of property and equipment	200,584	42,552
Additions to intangible assets	-	(16,748)
Cash used in investing activities	(143,202)	(106,032)

Financing activities
Change in credit facility	110,000	-
Repayment of long-term debt	(22,115)	(2,545)
Advances to related parties	-	176,771
Issuance of shares	18,711	-
Repayment of lease liabilities	(182,523)	(174,295)
Cash used in financing activities	(75,927)	(69)

Net decrease in cash during the period	(4,169,818)	(3,612,538)
Cash, beginning of period	5,824,716	18,147,821
Cash, end of period	1,654,898	14,535,283

See accompanying notes

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2022

1. Incorporation and nature of business

Vision Marine Technologies Inc. [the “Company”] was incorporated on August 29, 2012 and its principal business is to manufacture and sell or rent electric boats. The Voting Common Shares of the Company are listed under the trading symbol “VMAR” on Nasdaq.

The Company is incorporated in Canada and its head office and registered office is located at 730 Curé-Boivin boulevard, Boisbriand, Quebec, J7G 2A7.

Business seasonality

The Company’s operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of its reportable segments. This means the Company’s results in one quarter are not necessarily indicative of how the Company will perform in a future quarter.

Sale of electric boats

The sale of electric boats segment has a seasonal aspect to its operations. Most customers purchase their electric boats from the Company with the intention of utilizing them during the summer period which typically runs from early June to late August and corresponds to the Company’s fourth quarter of a financial year. As such, the revenues in this operating segment fluctuates based on the level of boat deliveries, with a high and a low in the fourth quarter and the first quarter, respectively.

Rental of electric boats

Revenue generated by the rental of electric boats segment also has a seasonal aspect to its operations. Boat rental as an activity is highly sought by customers when the weather is milder, which is typically the case during the period from May to August. A colder-than-expected or rainier summer in any given year could have an impact on the segment’s revenues and hence on its profitability. Revenue from the boat club memberships is not impacted by seasonality as the memberships are typically on an annual basis.

2. Basis of preparation

Compliance with IFRS

These condensed interim consolidated financial statements are for the three-month period ended November 30, 2022 and have been prepared in accordance with IAS 34: Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with the consolidated financial statements for the year ended August 31, 2022.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended August 31, 2022.

The condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on January 13, 2023.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2022

Basis of measurement

These condensed interim consolidated financial statements are presented in Canadian dollars and were prepared on a historical cost basis.

Basis of consolidation

The condensed interim consolidated financial statements include the accounts of the Company, and the subsidiaries that it controls. Control exists when the Company has the power over the subsidiary, when it is exposed or has rights to variable returns from its involvement with the subsidiary and when it has the ability to use its power to affect its returns. Subsidiaries that the Company controls are consolidated from the effective date of acquisition up to the effective date of disposal or loss of control.

Details of the Company’s significant subsidiaries at the end of the reporting period are set out below.

Name of subsidiary	Principal activity	Country of incorporation and operation	Proportion of ownership held by the Company
7858078 Canada Inc.	Owns an electric boat rental center	Canada	100%
EB Rental Ltd.	Operates an electric boat rental center	United States	100%

Foreign currency translation

The Company’s condensed interim consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. The functional currencies of 7858078 Canada Inc. and EB Rental Ltd. are the Canadian dollar and the US dollar, respectively.

The exchange rates for the currencies used in the preparation of the interim condensed consolidated financial statements were as follows:

	Average exchange rate for
	November 30, 2022	August 31, 2022	Three months ended November 30, 2022
US dollar	1.3578	1.3076	1.3484

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. Areas where judgments, estimates and assumptions are considered significant to the condensed interim consolidated financial statements remain unchanged to the 2022 annual financial statements.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2022

3. Trade and other receivables

	As at November 30, 2022	As at August 31, 2022
	$	$
Trade receivables	88,767	108,716
Sales taxes receivable	212,383	194,523
Interest and other receivables	3,751	169,309
	304,901	472,548

Trade receivable disclosed above include amounts that are past due at the end of the reporting period for which the Company has not recognized an allowance for expected credit losses because there has not been a significant change in credit quality and the amounts are still considered recoverable.

As at November 30, 2022, trade receivables of $23,606 [August 31, 2022 – $31,091] were past due but not impaired. They relate to customers with no default history. The aging analysis of these receivables is as follows:

	As at November 30, 2022	As at August 31, 2022
	$	$
0 – 30	65,161	77,625
31 – 60	-	-
61 – 90	9,195	14,212
91 and over	14,411	16,879
	88,767	108,716

There were no movements in the allowance for expected credit losses for the three months ended November 30, 2022 and the year ended August 31, 2022.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2022

4. Inventories

	As at November 30, 2022	As at August 31, 2022
	$	$
Raw materials	1,892,084	1,709,368
Work-in-process	54,569	75,170
Finished goods	687,752	309,238
	2,634,405	2,093,776

For the three months ended November 30, 2022, inventories recognized as an expense amounted to $693,715 [2021 – $629,029].

For the three months ended November 30, 2022, cost of sales includes depreciation of $174,926 [2021 – $173,125].

5. Debentures

On May 14, 2021, the Company subscribed for and purchased 3,400 senior unsecured subordinated convertible debentures of The Limestone Boat Company Limited [“Limestone”], a publicly traded company listed under the trading symbol "BOAT" on the TSX Venture Exchange [the "Debentures"], for an aggregate amount of $3,400,000.

The Debentures bear interest at a rate of 10% per annum, payable annually in arrears, and have a 36-month term [the “Term”]. The Debentures are convertible at any time at the option of the Company into common shares of Limestone [“Common Shares”] at a conversion price of $0.36 per Common Share [the “Conversion Price”]. If at any time following 120 days from the date of issuance of the Debentures [the “Closing Date“] and prior to the date that is 30 days prior to the end of the Term, the volume weighted average closing price of the Common Shares on the TSX Venture Exchange, or such other exchange on which the Common Shares may be listed, is equal to or higher than $0.50 per Common Share for 20 consecutive trading days, Limestone may notify the Company that the Debentures will be automatically converted into Common Shares at the Conversion Price 30 days following the date of such notice.

The Debentures are carried at fair value through profit and loss and are considered as Level 2 financial instruments in the fair value hierarchy. For the three months ended November 30, 2022, the Company recorded a loss of $109,667 [2021 – $70,000] in net finance (income) expense for change in the fair value of the Debentures [note 19].

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2022

6. Right-of-use assets

	Premises	Computer equipment	Rolling stock	Boat rental fleet	Total
	$	$	$	$	$
Cost
Balance at August 31, 2021	2,746,118	3,646	202,536	326,868	3,279,168
Additions	93,565	-	141,043	-	234,608
Disposals	-	-	(255,953)	(115,409)	(371,362)
Currency translation	40,356	-	394	-	40,750
Balance at August 31, 2022	2,880,039	3,646	88,020	211,459	3,183,164
Additions	307,525	-	-	-	307,525
Disposals	-	-	(23,138)	(98,402)	(121,540)
Transferred to property, plant and equipment	-	-	-	(41,161)	(41,161)
Currency translation	43,255	-	2,099	-	45,354
Balance at November 30, 2022	3,230,819	3,646	66,981	71,896	3,373,342

Accumulated depreciation
Balance at August 31, 2021	334,357	576	14,949	24,087	373,969
Depreciation	488,050	2,302	71,488	89,617	651,457
Disposal	-	-	(66,122)	(37,240)	(103,362)
Balance at August 31, 2022	822,407	2,878	20,315	76,464	922,064
Depreciation	142,262	576	9,600	13,613	166,051
Disposal	-	-	(6,749)	(59,012)	(65,761)
Balance at November 30, 2022	964,669	3,454	23,166	31,065	1,022,354

Net carrying amount
As at August 31, 2022	2,057,632	768	67,705	134,995	2,261,100
As at November 30, 2022	2,266,150	192	43,815	40,831	2,350,988

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2022

7. Property and equipment

	Machinery and equipment	Rolling stock	Computer equipment	Moulds	Leasehold improvements	Boat rental fleet	Total
	$	$	$	$	$	$	$
Cost
Balance at August 31, 2021	302,938	32,175	14,647	691,005	131,233	513,317	1,685,315
Additions	30,146	197,739	11,284	220,919	133,123	582,720	1,175,931
Disposals	-	(111,215)	(4,899)	-	-	(154,714)	(270,828)
Currency translation	-	(35)	-	-	-	30,154	30,119
Balance at August 31, 2022	333,084	118,664	21,032	911,924	264,356	971,477	2,620,537
Additions	20,966	69,248	-	30,501	60,056	193,401	374,172
Disposals	-	(67,043)	-	-	-	(107,805)	(174,848)
Currency translation	-	(2,347)	-	-	-	(28,395)	(30,742)
Balance at November 30, 2022	354,050	118,522	21,032	942,425	324,412	1,028,678	2,789,119

Accumulated depreciation
Balance at August 31, 2021	167,604	24,362	8,398	50,420	11,579	8,443	270,806
Depreciation	30,200	23,938	5,079	22,608	32,926	43,196	157,947
Disposal	-	(18,301)	(674)	-	-	(8,223)	(27,198)
Balance at August 31, 2022	197,804	29,999	12,803	73,028	44,505	43,416	401,555
Depreciation	7,288	12,014	1,092	9,425	13,529	17,814	61,162
Disposal	-	(7,542)	-	-	-	(6,068)	(13,610)
Balance at November 30, 2022	205,092	34,471	13,895	82,453	58,034	55,162	449,107

Net carrying amount
As at August 31, 2022	135,280	88,665	8,229	838,896	219,851	928,061	2,218,982
As at November 30, 2022	148,958	84,051	7,137	859,972	266,378	973,516	2,340,012

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2022

8. Intangible assets and goodwill

	Intellectual property	Software	Trade name	Backlog	Website	Total
	$	$	$	$	$	$
Cost
Balance at August 31, 2021	1,035,070	73,573	93,856	79,220	18,771	1,300,490
Transfer from Right-of-use assets [note 9]	-	-	-	-	-	-
Additions	-	28,202	4,000	-	-	32,202
Currency translation	-	-	438	330	87	855
Balance at August 31, 2022	1,035,070	101,775	98,294	79,550	18,858	1,333,547
Additions	-	-	-	-	-	-
Currency translation	-	-	6,057	4,556	1,211	11,824
Balance at November 30, 2022	1,035,070	101,775	104,351	84,106	20,069	1,345,371

Accumulated depreciation
Balance at August 31, 2021	55,581	7,107	4,633	6,520	927	74,768
Depreciation	103,508	17,593	9,806	13,310	1,892	146,109
Balance at August 31, 2022	159,089	24,700	14,439	19,830	2,819	220,877
Depreciation	25,877	3,230	5,113	4,234	1,003	39,457
Balance at November 30, 2022	184,966	27,930	19,552	24,064	3,822	260,334

Net carrying amount
As at August 31, 2022	875,981	77,075	83,855	59,720	16,039	1,112,670
As at November 30, 2022	850,104	73,845	84,799	60,042	16,247	1,085,037

The balance of goodwill is at $9,711,697 at November 30, 2022 [August 31, 2022 – $9,352,640], with the change since acquisition date due to foreign exchange translation.

9. Credit facility

The Company has an authorized line of credit of $250,000, bearing interest at prime rate plus 1%, secured by a first ranking movable hypothec of $750,000 on all present and future accounts receivable and inventory. As at November 30, 2022, the Company has drawn an amount of $110,000 [August 31, 2022 - Nil] on the line of credit.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2022

10. Trade and other payables

	As at November 30, 2022	As at August 31, 2022
	$	$
Trade payable	2,163,143	737,946
Sales taxes payable	6,883	21,547
Government remittances	-	9,450
Salaries and vacation payable	239,005	261,388
	2,409,031	1,030,331

11. Contract liabilities

	As at November 30, 2022	As at August 31, 2022
	$	$
Opening balance	1,029,318	898,713
Payments received in advance	247,359	2,502,080
Boat sale deposits	152,053	87,609
Payments reimbursed	(3,395)	(2,615)
Transferred to revenues	(433,657)	(2,475,307)
Currency translation	35,005	18,838
Closing balance	1,026,683	1,029,318

12. Lease liabilities

	As at November 30, 2022	As at August 31, 2022
	$	$
Opening balance	2,415,549	2,966,816
Additions	307,525	234,608
Repayment	(182,523)	(695,749)
Interest on lease liability	34,362	141,994
Lease termination	(100,350)	(273,652)
Currency translation	48,458	41,532
Closing balance	2,523,021	2,415,549

Current	581,405	561,168
Non-current	1,941,616	1,854,381
	2,523,021	2,415,549

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2022

Future undiscounted lease payments as at November 30, 2022 are as follows:

$
Less than one year	740,042
One to five years	2,158,853
2,898,895

13. Long-term debt

	As at November 30, 2022	As at August 31, 2022
	$	$
The government assistance loan is non-interest bearing until December 31, 2022 at which time the loan bears interest at 5% per annum. The loan must be repaid by December 31, 2025.	39,342	39,342

Term loans, bearing interest at rates varying 9.44% and 10.71% per annum payable in monthly installments of $7,372 ending January 2025.	170,727	188,007
	210,069	227,349
Current portion of long-term debt	74,002	72,090
	136,067	155,259

14. Related party transactions

Companies related through common ownership

EB Rental Ltd. [prior to June 3, 2021]

7858078 Canada Inc. [prior to June 3, 2021]

Montana Strategies Inc.

Key management personnel of the Company have control over the following entities

California Electric Boat Company Inc.

9335-1427 Quebec Inc.

Hurricane Corporate Services Ltd.

Mac Engineering, SASU – Since February 16, 2021

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2022

Ultimate founder shareholders and their individually controlled entities

Alexandre Mongeon

Patrick Bobby

Robert Ghetti

Immobilier R. Ghetti Inc.

Société de Placement Robert Ghetti Inc.

Founder shareholders

Gestion Toyma Inc.

Entreprises Claude Beaulac Inc. [former shareholder]

Gestion Moka Inc. [former shareholder]

The following table summarizes the Company’s related party transactions for the year:

	Three months ended November 30, 2022	Three months ended November 30, 2021
	$	$
Office salaries and benefits
Montana Strategies Inc.	19,519	-

Research and Development
Mac Engineering, SASU	49,964	191,967

The Company leases its Boisbriand premises from California Electric Boat Company Inc. As at November 30, 2022, the right-of-use assets and lease liabilities related to those leases amount to $1,121,342 and $1,211,585 respectively [August 31, 2022 – $889,866 and $971,399 respectively] [notes 6 and 12].

Remuneration of directors and key management of the Company

	Three months ended November 30, 2022	Three months ended November 30, 2021
	$	$
Wages	621,863	605,974
Share-based payments – stock options	64,291	1,243,319
	686,154	1,849,293

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2022

The amounts due to and from related parties are as follows:

	As at November 30, 2022	As at August 31, 2022
	$	$
Share subscription receivable
9335-1427 Quebec Inc.	25,000	25,000
Alexandre Mongeon	14,200	14,200
	39,200	39,200

Current advances to related party
Alexandre Mongeon	17,380	16,736

Amounts due to related parties included in trade and other payable
Alexandre Mongeon	6,000	16,000
Patrick Bobby	4,616	12,308
Kulwant Sandher	3,023	8,062
Xavier Montagne	3,110	8,292
	16,749	44,662

Advances from related parties are non-interest bearing and have no specified terms of repayment.

15. Capital stock

Authorized

Voting Common Shares, voting and participating

Issued

	As at November 30, 2022	As at August 31, 2022
	$	$
8,439,285 voting common shares [August 31, 2022 – 8,417,923]	43,582,805	43,441,591

During the three-month period ended November 30, 2022, the Company issued 16,305 Voting Common Shares to third parties in exchange for marketing services provided to the Company.

During the three-month period ended November 30, 2022, the Company issued 5,057 Voting Common Shares upon the exercises of two former employees’ stock options.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2022

16. Share-based payments

Description of the plan

The Company has a fixed option plan. The Company’s stock option plan is administered by the Board of Directors. Under the plan, the Company’s Board of Directors may grant stock options to employees, advisors and consultants, and designates the number of options and the share price pursuant to the new options, subject to applicable regulations. The options, when granted, will have an exercise price of no less than the estimated fair value of shares at the date of grant.

Stock options

On multiple grant dates, the Company granted a total of 1,827,026 stock options at exercise prices varying between $2.78 and $16.29 per share to directors, officers, employees and consultants of the Company. The stock options will expire 5 to 10 years from the grant dates.

The Company recognizes share-based payments expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model. The share-based payments expense recognized for the three months ended November 30, 2022 amounts to $81,479 [2021 – $1,594,297]. The table below lists the assumptions used to determine the fair value of these option grants. Volatility is based on public companies with characteristics similar to the Company.

Grant date	Exercise price	Market price	Expected volatility	Risk-free interest rate	Expected life
	$	$	%	%	[years]
May 27, 2020	3.70	3.70	84	0.4	5
May 27, 2020	2.78	3.70	84	0.4	5
October 23, 2020	3.70	3.70	97	0.4	5
November 24, 2020	16.29	13.03	101	0.4	5
February 23, 2021	15.75	15.05	103	0.6	5
May 14, 2021	8.98	9.06	105	0.8	5
July 14, 2021	9.25	9.01	105	0.7	5
September 21, 2021	8.85	8.58	106	0.9	5
January 22, 2022	5.65	5.52	107	1.5	5
November 30, 2022	6.09	6.09	107	3.1	5

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2022

The following tables summarize information regarding the option grants outstanding as at November 30, 2022:

	Number of options	Weighted average exercise price
	#	$
Balance at August 31, 2021	1,659,121	9.95
Granted	152,500	6.70
Forfeited	(102,500)	13.59
Exercised	(2,703)	3.70
Balance at August 31, 2022	1,706,418	9.45
Granted	10,000	6.09
Forfeited	(2,253)	3.70
Exercised	(5,057)	3.70
Balance at November 30, 2022	1,709,108	9.46

Exercise price	Number of options outstanding	Weighted average grant date fair value	Weighted average remaining contractual life	Exercisable
$	#	$	[years]	options
3.70	338,636	2.42	2.50	320,899
2.78	162,162	2.59	2.50	162,162
3.70	10,810	2.69	2.75	7,883
16.29	440,000	9.33	8.00	440,000
15.75	120,000	11.28	3.25	45,000
8.98	500,000	6.91	3.50	500,000
8.85	25,000	6.55	9.00	25,000
5.65	102,500	4.28	4.25	102,500
6.09	10,000	4.79	5.00	-

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2022

Warrants

On November 23, 2020, the Company granted the underwriter the option to purchase 151,800 Voting Common Shares of the Company for a period of five years from the date of the initial public offering at an exercise price of U.S. $12.50 ($16.53).

On August 5, 2022, the Company granted the underwriter the option to purchase 50,000 Voting Common Shares of the Company for a period of four years from the grant date at an exercise price of U.S. $8.00 ($10.30).

Grant date	Exercise price	Number of warrants outstanding	Weighted average remaining contractual life
	$	#	[years]
November 23, 2020	16.53	151,800	3.00
August 5,2022	10.30	50,000	3.67

The table below lists the assumptions used to determine the fair value of these warrants. Volatility is based on public companies with characteristics similar to the Company.

Grant date	Exercise price	Market price	Expected volatility	Risk-free interest rate	Expected life
	$	$	%	%	[years]
August 5, 2022	10.30	7.18	100	2.9	4

17. Revenues

	Three months ended November 30, 2022	Three months ended November 30, 2021
	$	$
Sales of boats	157,285	259,804
Sales of parts and boat maintenance	90,836	13,207
Boat rental and boat club membership revenue	1,151,639	933,840
	1,399,760	1,206,851

During November 2022, the Company entered into a contract with a customer for the sale of powertrain systems, which was determined to be onerous since the unavoidable costs (i.e., the costs that the Company cannot avoid because it has the contract) of meeting the obligations under the contract exceed the economic benefits expected to be received under it. As a result, the Company recorded the present obligation under the onerous contract as a provision of $220,000 presented in trade and other payables as at November 30, 2022.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2022

The geographical distribution of revenues from external customers is as follows:

			Three months ended November 30, 2022
	Sale of electric boats	Rental of electric boats	Total
	$	$	$
Canada	-	-	-
USA	248,120	1,151,640	1,399,760
Other	-	-	-
	248,120	1,151,640	1,399,760

			Three months ended November 30, 2021
	Sale of electric boats	Rental of electric boats	Total
	$	$	$
Canada	129,593	-	129,593
USA	143,418	933,840	1,077,258
Other	-	-	-
	273,011	933,840	1,206,851

18. Grants and investment tax credits

During the three months ended November 30, 2022, the Company recognized grants and investment tax credits amounting to $Nil [2021 – $522,876], of which $Nil is presented against research and development expenses [2021 – $511,416], $Nil against cost of sales [2021 –$8,535] and $Nil [2021 – $2,252] as a reduction of intangible assets.

19. Net finance income

	Three months ended November 30, 2022	Three months ended November 30, 2021
	$	$
Interest and bank charges	56,340	32,931
Interest income	(311,667)	(89,850)
Foreign currency exchange gain	(85,869)	(170,625)
Loss on Debentures [note 5]	109,667	70,000
	(231,529)	(157,544)

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2022

20. Fair value measurement and hierarchy

The fair value measurement of the Company’s financial and non-financial assets and liabilities utilizes market observable inputs and data as far as possible. Inputs used in determining fair value measurements are categorized into different levels based on how observable the inputs used in the valuation technique utilized are (the “fair value hierarchy”):

•	Level 1: Quoted prices in active markets for identical items [unadjusted];
•	Level 2: Observable direct or indirect inputs other than Level 1 inputs; and
•	Level 3: Unobservable inputs [i.e., not derived from market data].

The classification of an item into the above levels is based on the lowest level of the inputs used that has a significant effect on the fair value measurement of the item. Transfers of items between levels are recognized in the period they occur.

The carrying amount of trade and other receivables, advances to/from related parties and trade and other payables are assumed to approximate their fair value due to their short-term nature.

The fair value of financial liabilities is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial liabilities.

Classified as Level 2, the fair value of debentures is estimated using the partial differential equation model to value convertible debentures that include a call feature. Key assumptions used in the model include volatility, which is based on actual trading data, difference in volatility since initial issuance of the instrument and similar instruments on the market, and credit spread, which is based on corporate bond yield spreads in the market and credit spread data for similar public companies. The model includes a fair value adjustment based on an initial calibration exercise.

Below is a sensitivity analysis based on variations in the key assumptions used in the model. The table presents the fair value of the debentures would have been as at November 30, 2022 had the key assumptions varied as indicated:

	Volatility		Credit spread
	+5%	-5%	+2%	-2%
	$	$	$	$
Fair value of debentures	2,637,000	2,637,000	2,700,000	2,577,000

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2022

21. Segment information

The Company operates in two reportable business segments.

The two reportable business segments offer different products and services, require different processes and are based on how the financial information is produced internally for the purposes of monitoring operating results and making decisions about resource allocation and performance assessment by the Company’s Chief Operating Decision Maker.

The following summary describes the operations of each of the Company’s reportable business segments:

•	Sale of electric boats – manufacture of customized electric boats for consumer market and sale of boat parts maintenance, and
•	Rental of electric boat – short-term rental operation and boat club membership.

Sales between segments are accounted for at prices that approximate fair value. No business segments have been aggregated to form the above reportable business segments.

	Three months ended November 30, 2022
	Sale of electric boats	Rental of electric boats	Inter-segment eliminations	Total
	$	$	$	$
Revenue from external customers	248,121	1,151,639	-	1,399,760
Revenue from other segments	221,915	127,111	(349,026)	-
Segment revenues	470,036	1,278,750	(349,026)	1,399,760
Segment gross profit	(443,679)	651,526	(103,571)	104,276

Segment (loss) profit before tax	(6,893,052)	165,184	(48,573)	(6,776,441)
Research and development	3,769,103	-	(81,906)	3,687,197
Office salaries and benefits	630,617	209,114	-	839,731

	Three months ended November 30, 2021
	Sale of electric boats	Rental of electric boats	Inter-segment eliminations	Total
	$	$	$	$
Revenue from external customers	273,011	933,840	-	1,206,851
Revenue from other segments	45,659	27,701	(73,360)	-
Segment revenues	318,670	961,541	(73,360)	1,206,851
Segment gross profit	(6,549)	548,618	(19,528)	522,541

Segment (loss) profit before tax	(3,537,906)	150,419	(4,618)	(3,392,105)
Research and development	(81,136)	-	-	(81,136)
Office salaries and benefits	500,804	186,717	-	687,521

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2022

	As at November 30, 2022
	Sale of electric boats	Rental of electric boats	Inter-segment eliminations	Total
	$	$	$	$
Segment assets	20,678,445	14,102,413	(10,083,883)	24,696,975
Cash	1,087,617	567,281	-	1,654,898
Additions to property and equipment	111,523	311,451	(48,802)	374,172
Additions to intangible assets	-	-	-	-
Segment liabilities	4,641,667	2,811,393	(808,394)	6,644,666

	As at August 31, 2022
	Sale of electric boats	Rental of electric boats	Inter-segment eliminations	Total
	$	$	$	$
Segment assets	24,499,107	14,039,428	(9,438,326)	29,100,209
Cash	4,146,260	1,678,456	-	5,824,716
Additions to property and equipment	412,158	859,176	(162,446)	1,108,888
Additions to intangible assets	32,202	-	-	32,202
Segment liabilities	2,023,368	3,262,577	(275,851)	5,010,094

The Company has disclosed the above amounts for each reportable segment because they are regularly reviewed by the Chief Operating Decision Maker.

22. Additional cash flows information

Financing and investing activities not involving cash:

	Three months ended November 30, 2022	Three months ended November 30, 2021
	$	$
Additions to right-of-use assets	307,525	102,148
Lease termination	100,350	17,460

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2022

23. Commitments

In addition to the obligations under leases [note 12], the Company is subject to supply agreements with minimum spend commitments. The amount of the minimum fixed and determinable portion of the unconditional purchase obligations over the next years, is as follows:

$
2023	4,534,797
2024	2,339,328

In October 2021 and October 2022, EB Rental Ltd. has entered into lease arrangements for premises, which have not commenced yet and therefore related right-of-use asset and lease liability are not recorded as at November 30, 2022. These leases offer EB Rental Ltd. a termination clause in case certain contractual requirements are not met by the lessor at the lease commencement date.

The Company’s undiscounted lease commitments related to this lease are as follows as at November 30, 2022:

$
2023	132,352
2024	222,766
2025	202,626
2026 and thereafter	405,776

24. Subsequent events

During the months of December 2022 and January 2023, the Company issued a total of 10,870 Voting Common Shares to third parties in exchange of sub-contracting services provided to the Company related to investor relations.